Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and joint ventures for the quarter ended June 30, 2021 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

SL.No	Name of the Company
Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
5	Dr. Reddy's Laboratories SA
6	Idea2Enterprises (India) Private Limited
7	Imperial Credit Private Limited
8	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
9	Svaas Wellness Limited (formerly ‘Regkinetics Services Limited’ name changed December 18, 2020)
10	Aurigene Discovery Technologies (Malaysia) SDN BHD

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP
Chartered Accountants

11	Aurigene Discovery Technologies Inc.
12	Aurigene Pharmaceuticals Services Limited
13	beta Institut gemeinnützige GmbH
14	betapharm Arzneimittel GmbH
15	Chirotech Technology Limited
16	DRL Impex Limited
17	Dr. Reddy’s Laboratories (Australia) Pty. Limited
18	Dr. Reddy’s Laboratories Canada, Inc.
19	Dr. Reddy's Laboratories Chile SPA.
20	Dr. Reddy’s Laboratories (EU) Limited
21	Dr. Reddy’s Laboratories Inc.
22	Dr. Reddy's Laboratories Japan KK
23	Dr. Reddy’s Laboratories Kazakhstan LLP
24	Dr. Reddy’s Laboratories LLC
25	Dr. Reddy's Laboratories Louisiana LLC
26	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
27	Dr. Reddy’s Laboratories New York, LLC
28	Dr. Reddy's Laboratories Philippines Inc.
29	Dr. Reddy’s Laboratories (Proprietary) Limited
30	Dr. Reddy's Laboratories Romania S.R.L.
31	Dr. Reddy's Laboratories SAS
32	Dr. Reddy's Laboratories Taiwan Limited
33	Dr. Reddy's Laboratories (Thailand) Limited
34	Dr. Reddy’s Laboratories (UK) Limited
35	Dr. Reddy's Research and Development B.V.
36	Dr. Reddy’s Srl
37	Dr. Reddy’s New Zealand Limited
38	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
39	Dr. Reddy's Venezuela, C.A.
40	Dr. Reddy's Laboratories B.V. (Formerly Eurobridge Consulting B.V.)
41	Lacock Holdings Limited
42	OOO Dr. Reddy’s Laboratories Limited
43	OOO DRS LLC
44	Promius Pharma LLC
45	Reddy Holding GmbH
46	Reddy Netherlands B.V.
47	Reddy Pharma Iberia SA
48	Reddy Pharma Italia S.R.L.
49	Reddy Pharma SAS
50	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)
51	Dr. Reddy’s Formulations Limited (from March 11, 2021)

Joint ventures
1	DRES Energy Private Limited
2	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Employees ESOS Trust
3	Dr. Reddy's Research Foundation

S.R. Batliboi & Associates LLP
Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

per Navneent Rai Kabra Partner Membership No.: 102328 UDIN: 21102328AAAAES1194 Place: Hyderabad Date: July 27, 2021

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2021

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2021	31.03.2021	30.06.2020	31.03.2021
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	48,262	46,083	43,244	184,202
	b) License fees and service income	932	1,201	931	5,520
	c) Other operating income	257	398	90	753

	Total revenue from operations	49,451	47,682	44,265	190,475

2	Other income	1,079	826	871	2,914

3	Total income (1 + 2)	50,530	48,508	45,136	193,389

4	Expenses
	a) Cost of materials consumed	11,139	10,261	11,439	42,958
	b) Purchase of stock-in-trade	9,735	6,768	5,276	25,736
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(3,853)	(1,614)	(3,519)	(7,905)
	d) Employee benefits expense	9,465	8,930	8,724	36,299
	e) Depreciation and amortisation expense	2,839	3,088	2,923	12,288
	f) Impairment of non-current assets	1,838	15	-	6,768
	g) Finance costs	193	297	233	970
	h) Selling and other expenses	13,782	12,790	11,132	47,920
	Total expenses	45,138	40,535	36,208	165,034

5	Profit before tax and before share of equity accounted investees(3 - 4)	5,392	7,973	8,928	28,355

6	Share of profit of equity accounted investees, net of tax	166	179	77	480

7	Profit before tax (5+6)	5,558	8,152	9,005	28,835

8	Tax expense / (benefit):
	a) Current tax	1,367	1,380	3,166	8,172
	b) Deferred tax	387	1,199	(107)	1,147

9	Net profit after taxes and share of profit of associates (7 - 8)	3,804	5,573	5,946	19,516

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(1,243)	1,042	207	4,026
	(ii) Income tax relating to items that will not be reclassified to profit or loss	293	(220)	-	(220)
	b) (i) Items that will be reclassified subsequently to profit or loss	(68)	(6)	731	1,913
	(ii) Income tax relating to items that will be reclassified to profit or loss	173	(24)	(156)	(319)
	Total other comprehensive income	(845)	792	782	5,400

11	Total comprehensive income (9 + 10)	2,959	6,365	6,728	24,916

12	Paid-up equity share capital (face value Rs. 5/- each)	832	832	831	832

13	Other equity				175,585

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	22.95	33.61	35.87	117.67
	Diluted	22.89	33.51	35.78	117.34
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment Information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2021	31.03.2021	30.06.2020	31.03.2021
		(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,980	9,923	10,165	39,284
	b) Global Generics	41,251	39,007	35,092	154,759
	c) Proprietary Products	59	243	56	523
	d) Others	483	390	489	2,814
	Total	50,773	49,563	45,802	197,380

	Less: Inter-segment revenue	1,322	1,881	1,537	6,905
	Total revenue from operations	49,451	47,682	44,265	190,475

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,634	2,517	2,859	9,444
	b) Global Generics	23,718	22,446	21,526	91,111
	c) Proprietary Products	45	238	56	482
	d) Others	306	178	317	2,058
	Total	25,703	25,379	24,758	103,095

	Less: Selling and other un-allocable expenditure/(income), net	20,145	17,227	15,753	74,260
	Total profit before tax	5,558	8,152	9,005	28,835

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,401 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. As the Company was carrying Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation, an additional expense of Rs. 1,930 million (U.S.$ 26.25 million) [Rs. 1,838 million (U.S.$ 25 million) as impairment and Rs. 92 million (U.S.$ 1.25 million) as other expenses] was recognized during the three months ended 30 June 2021.

3	During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:
- Rs. 3,180 million relating to Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to NuvaRing®);
- Rs. 1,587 million relating to Saxagliptin and metformin (generic version of Kombiglyze-XR) and Phentermine and Topiramate (generic version of Qsymia®);
- Rs. 1,471 million relating to Xeglyze®;
- Rs. 484 million relating to other intangible assets; and
- Rs. 46 million relating to property, plant and equipment.

4	Tax expense for the year ended 31 March 2021 includes the following:
- Rs. 1,012 million of benefit, in the quarter ended 30 June 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of derecognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

5	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

DR. REDDY'S LABORATORIES LIMITED

6	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively.

7	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India, and on July 6, 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company is in the process of responding to the same. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

8	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

9	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

10	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

11	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2021.

12	The figures of the quarter ended 31 March 2021 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

13	The results for the quarter ended 30 June 2021 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 27 July 2021	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director